Exhibit 99.1

Cango Inc. Reports Third Quarter 2018 Unaudited Financial Results

SHANGHAI, Nov. 22, 2018 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2018.

Financial and Operational Highlights

•	Total revenues in the third quarter of 2018 were RMB285.2 million (US$41.5 million).

•

Net income in the third quarter of 2018 was RMB106.3million (US$15.5 million). Net income per ADS in the third quarter of 2018 was RMB0.73 (US$0.11). Each ADS represents two of the Company’s Class A ordinary shares.

•	The number of dealers covered by the Company increased to 44,279 as of September 30, 2018, representing a year-over-year increase of 45.1%.

•

M1+ and M3+ overdue ratios for all financing transactions which the Company facilitated and remained outstanding were 0.83% and 0.36%, respectively as of September 30, 2018, as compared to 0.92% and 0.46%, respectively as of June 30, 2018.

Recent Developments

The Company has made significant progress under the strategic cooperation with Industrial and Commercial Bank of China (“ICBC”) and Didi Chuxing (“Didi”). The Company has completed the system integration with ICBC, and started to facilitate auto loans for ICBC. The Company has also established 39 subsidiaries in key ride-sharing cities across China for Didi, among which we have started operations in 7 cities, including the pilot city Changzhou.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, stated, “During the third quarter of 2018, we adhered to our asset-light business model, focused on high-quality services for consumers, dealers and financial institutions, and pushed forward strategic growth initiatives. First, we continued to expand and optimize our dealer coverage. Leveraging our extensive dealer network, our proprietary SaaS management system helps dealers with loan facilitation, supply chain financing, and car sourcing. Our dealer relationship has become more deeply integrated in many operational fronts, which provided multiple sustainable monetizing opportunities for Cango. Second, our after-market service, has become a meaningful source of revenue despite being launched for less than a year. We observed a satisfying attach rate, along with the potential for providing after-market services as a standalone product.”

Mr. Lin continued, “Third, our strategic cooperation with ICBC and Didi has been progressing as planned. Our system integration with ICBC has achieved initial success. Auto loan products with OEM subsidies represent a tremendous market segment we currently have little presence in. As to the cooperation with Didi, we have established 39 subsidiaries in key ride-sharing cities. Looking ahead, we expect the growth rate of car transactions in China to remain soft. Our strategy is to grow our market share with competitive products and solid execution; and to enter into new market segments through cooperation with our strategic partners. We have confidence in the transparent growth path ahead. We believe we will continue delivering value to our shareholders.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “During the third quarter of 2018, our business remained highly profitable and our operation cash flow positive. Third quarter revenues increased by 2.4% year-over-year, and after-market services started to make a meaningful revenue contribution. Our after-market services incurred minimum incremental labor and system costs and expenses, resulting in high profit margins and generating great return on our investment. As we continue cultivating dealership and customer life-long monetization opportunities, and developing operations and systems for new market opportunities, we believe we are well positioned to implement our growth strategies.”

Third Quarter 2018 Financial Results

REVENUES

Total revenues increased by 2.4% to RMB285.2 million (US$41.5 million) in the third quarter of 2018 from RMB278.4 million in the corresponding period of 2017. The increase was primarily due to the contribution of after-market services. Total revenues for the first nine months of 2018 were RMB770.3 million (US$112.2 million), an increase of 4.0% compared to the corresponding period of 2017.

Revenue from after-market services in the third quarter of 2018 was RMB39.0 million (US$5.7 million), which accounted for 14% of total revenues.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2018 were RMB209.0 million (US$30.4 million), compared to RMB103.1 million in the corresponding period of 2017. The increase in operating cost and expenses was primarily attributable to the increases in cost of revenue, general and administrative expenses as well as sales and marketing expenses.

•

Cost of revenue in the third quarter of 2018 increased by 50.9% to RMB113.5 million (US$16.5 million) from RMB75.2 million in the corresponding period of 2017. As a percentage of total revenues, cost of revenue in the third quarter of 2018 increased to 39.8% from 27.0% in the corresponding period of 2017. The increase was due to a higher average amount of commissions paid to dealers in each financing transaction.

•

Sales and marketing expenses in the third quarter of 2018 increased to RMB48.5 million (US$7.1 million) from RMB23.3 million in the corresponding period of 2017. As a percentage of total revenues, sales and marketing expenses in the third quarter of 2018 increased to 17.0% from 8.4% in the corresponding period of 2017. The increase was due to the expansion of the Company’s sales personnel to 2,203 as of September 30, 2018 from 1,260 as of September 30, 2017, to further improve the Company’s dealer coverage and dealers’ stickiness. The Company expects its sales and marketing expenses as a percentage of total revenues to decrease in the future due to economies of scale.

•

General and administrative expenses were RMB40.7 million (US$5.9 million) or 14.3% of total revenues in the third quarter of 2018, compared with RMB16.5 million or 5.9% of revenues in the corresponding period of 2017. The increase was primarily due to increased administrative staff headcount and compensation, as well as the share-based compensation expenses.

•

Research and development expenses in the third quarter of 2018 increased to RMB10.8 million (US$1.6 million) from RMB3.8 million in the corresponding period of 2017. As a percentage of total revenues, research and development expenses in the third quarter of 2018 increased to 3.8% from 1.4% in the corresponding period of 2017, mostly due to the expansion of the Company’s research and development team.

NET INCOME

Net income was RMB 106.3 million (US$15.5 million) in the third quarter of 2018, compared to RMB135.5 million in the corresponding period of 2017. Non-GAAP adjusted net income was RMB120.2 million (US$17.5 million), compared to RMB135.5 million in the same period last year. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Net income per ADS was RMB0.73 (US$0.11) in the third quarter of 2018, and RMB0.73 (US$0.11) on a diluted basis. Non-GAAP adjusted net income per ADS was RMB0.82 (US$0.12) in the third quarter of 2018, and RMB0.82 (US$0.12) on a diluted basis. Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of September 30, 2018, the Company had cash and cash equivalents of RMB3,643 million (US$530.4 million), compared with RMB3,121 million as of June 30, 2018.

Business Outlook

For the fourth quarter of 2018, the Company expects total revenues to be between RMB280 million and RMB295 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, November 22, 2018 at 8:00 pm Eastern Time or Friday, November 23, 2018 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through November 30, 2018, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10123205

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caroline Li

Cango Inc.

+86 21 3183 5087

ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2017	As of September 30, 2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	803,270,815	3,642,758,351	530,395,800
Restricted Cash	10,060,360	10,129,155	1,474,833
Short-term investments	62,380,000	201,454,000	29,332,266
Accounts and financing receivable, net	86,427,259	100,671,704	14,658,082
Short-term finance leasing receivable, net	—	751,934,198	109,483,721
Short-term amounts due from related parties	1,253,833	—	—
Prepaid expenses and other current assets	144,858,222	63,304,040	9,217,245

Total current assets	1,108,250,489	4,770,251,448	694,561,947

Non-current assets:
Restricted Cash	319,352,347	580,965,889	84,590,258
Long-term investments	191,002,602	291,225,956	42,403,313
Equity method investments	165,659,951	1,451,427	211,332
Goodwill	—	145,063,857	21,121,703
Property and equipment, net	9,751,738	19,570,541	2,849,525
Intangible assets	1,701,770	1,774,670	258,397
Deferred tax assets	67,774,187	76,286,734	11,107,562
Long-term amounts due from related parties	122,383,094	—	—
Long-term finance leasing receivable, net	—	748,241,928	108,946,116
Other non-current assets	10,991,399	22,078,402	3,214,677

Total non-current assets	888,617,088	1,886,659,404	274,702,883

TOTAL ASSETS	1,996,867,577	6,656,910,852	969,264,830

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	171,400,000	24,956,319
Long-term debts—current	—	303,521,920	44,193,640
Accrued expenses and other current liabilities	328,522,735	156,482,317	22,784,263
Short-term amounts due to related parties	5,525,000	—	—
Risk assurance liabilities	129,935,457	161,743,140	23,550,253
Income tax payable	62,320,855	55,515,820	8,083,259

Total current liabilities	526,304,047	848,663,197	123,567,734

Non-current liabilities:
Long-term borrowings	175,000,000	581,876,978	84,722,915
Other non-current liabilities	35,555,908	32,870,283	4,786,005

Total non-current liabilities	210,555,908	614,747,261	89,508,920

Total liabilities	736,859,955	1,463,410,458	213,076,654

Mezzanine equity
Convertible Preferred Shares
Series A-1	1,501,153,698	—	—
Series A-3	307,816,408	—	—
Series B	2,132,875,970	—	—
Series C	—	—	—

Total mezzanine equity	3,941,846,076	—	—

Shareholders’ equity
Ordinary shares	83,145	204,260	29,741
Series A-2 Convertible Preferred Shares	1,450	—	—
Additional paid-in capital	4,100,000	19,439,077	2,830,384
Accumulated other comprehensive income/(loss)	(398,698)	107,045,840	15,586,174
Accumulated (deficit) retained earnings	(2,711,414,472)	5,058,446,424	736,523,940

Total Cango Inc.’s (deficit) equity	(2,707,628,575)	5,185,135,601	754,970,239

Non-controlling interests	25,790,121	8,364,793	1,217,937

Total shareholders’ (deficit) equity	(2,681,838,454)	5,193,500,394	756,188,176

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,996,867,577	6,656,910,852	969,264,830

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	278,442,720	285,171,140	41,521,715	740,876,311	770,278,151	112,154,652
Operating cost and expenses:
Cost of revenue	75,237,589	113,539,426	16,531,658	237,831,135	275,576,495	40,124,708
Sales and marketing	23,285,963	48,494,188	7,060,889	57,058,501	120,292,212	17,514,882
General and administrative	16,521,980	40,703,732	5,926,577	43,449,576	98,798,322	14,385,312
Research and development	3,788,950	10,833,449	1,577,380	9,182,263	26,766,990	3,897,349
Net (gain) on risk assurance liabilities	(15,725,161)	(14,055,654)	(2,046,543)	(37,640,739)	(15,239,157)	(2,218,864)
Provision for financing receivables	—	9,464,769	1,378,097	—	22,928,882	3,338,509

Total operation cost and expense	103,109,321	208,979,910	30,428,058	309,880,736	529,123,744	77,041,896

Income from operations	175,333,399	76,191,230	11,093,657	430,995,575	241,154,407	35,112,756

Interest income	3,562,379	15,045,281	2,190,635	9,777,092	41,368,719	6,023,401
income from equity method investments	3,883,027	43,795,483	6,376,745	4,155,139	42,399,341	6,173,463
Interest expense	(5,119,996)	(4,757,534)	(692,710)	(10,013,277)	(14,259,589)	(2,076,236)
Foreign exchange loss, net	(15,655,457)	(6,739,620)	(981,308)	(24,345,001)	682,896	99,432
Other income	13,428,261	11,925,506	1,736,387	15,981,449	32,971,660	4,800,765
Other expenses	(174,390)	6,669,254	971,062	(282,578)	(528,669)	(76,976)

Net income before income taxes	175,257,223	142,129,600	20,694,468	426,268,399	343,788,765	50,056,605

Income tax expenses	(39,749,961)	(35,866,227)	(5,222,223)	(107,030,659)	(88,882,439)	(12,941,532)

Net income	135,507,262	106,263,373	15,472,245	319,237,740	254,906,326	37,115,073

Less: Net income attributable to the noncontrolling interest shareholders	10,818,050	3,447,788	502,008	13,105,836	7,546,938	1,098,854

Net income attributable to Cango Inc.’s shareholders	124,689,212	102,815,585	14,970,237	306,131,904	247,359,388	36,016,219

Less: Accretion of Series C Preferred Shares	—	(6,991,289)	(1,017,951)	—	—	—
Net income attributable to Cango Inc.’s ordinary shareholders	124,689,212	109,806,874	15,988,188	306,131,904	247,359,388	36,016,219
Net income per ADS (Note 1):
Basic	1.00	0.73	0.11	2.42	1.82	0.27
Diluted	1.00	0.73	0.11	2.42	1.80	0.26
ADSs used in net income per ADS computation (Note 1):
Basic	63,574,601	150,049,511	150,049,511	63,574,601	135,592,860	135,592,860
Diluted	126,415,858	150,049,511	150,049,511	126,415,858	137,062,696	137,062,696
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	(3,647,669)	11,384	1,658	(2,065,258)	167,515	24,391
Reclassification of losses to net income	2,065,258	—	—	2,065,258	—	—
Foreign currency translation adjustment	—	63,386,168	9,229,203	—	107,277,023	15,619,834

Total comprehensive income	133,924,851	169,660,925	24,703,106	319,237,740	362,350,864	52,759,298

Total comprehensive income attributable to Cango Inc.’s shareholders	123,106,801	166,213,137	24,201,098	306,131,904	354,803,926	51,660,444

Note1: Each ADS represents two ordinary shares.

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2017	2018		2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	135,507,262	106,263,373	15,472,244	319,237,740	254,906,326	37,115,074
Add: Share-based compensation expenses	—	13,971,837	2,034,338	—	19,439,077	2,830,384
Cost of revenue	—	572,846	83,408	—	797,003	116,046
Sales and marketing	—	2,976,001	433,314	—	4,140,523	602,872
General and administrative	—	9,696,453	1,411,831	—	13,490,717	1,964,286
Research and development	—	726,537	105,786	—	1,010,834	147,180

Non-GAAP adjusted net income	135,507,262	120,235,210	17,506,582	319,237,740	274,345,403	39,945,458

Less: Net income attributable to the noncontrolling interest shareholders	10,818,050	3,447,788	502,008	13,105,836	7,546,938	1,098,855
Non-GAAP adjusted net income attributable to Cango Inc.’s shareholders	124,689,212	116,787,422	17,004,575	306,131,904	266,798,465	38,846,603

Accretion of Series C Preferred Shares	—	(6,991,289)	(1,017,951)	—	—	—
Non-GAAP adjusted net income attributable to Cango Inc.’s ordinary shareholders	124,689,212	123,778,711	18,022,526	306,131,904	266,798,465	38,846,603

Non-GAAP adjusted net income per ADS-basic (Note 1)	1.00	0.82	0.12	2.42	1.97	0.29
Non-GAAP adjusted net income per ADS-diluted (Note 1)	1.00	0.82	0.12	2.42	1.97	0.29
Weighted average ADS outstanding—basic	63,574,601	150,049,511	150,049,511	63,574,601	135,592,860	135,592,860
Weighted average ADS outstanding—diluted	126,415,858	150,049,511	150,049,511	126,415,858	137,062,696	137,062,696
Note1: Each ADS represents two ordinary shares.